# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wilhelmina International, Inc., CIK 0001013706
CUSIP: 968235101
Title of class of securities: Common Stock, $ 0.01 Par Value
Address of issuer's principal executive offices: 200 CRESCENT COURT, SUITE 1400, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 11/20/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 1376474-21-000146
Filed by CIK 0001861343

## Reporting persons
- Doron Donat: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 880,802; shared voting power 0; sole dispositive power 880,802; shared dispositive power 0; aggregate amount beneficially owned 880,802 (17% of the class)

## Item 1. Issuer
Name of issuer: Wilhelmina International, Inc.
Address of issuer's principal executive offices: 200 CRESCENT COURT, SUITE 1400 DALLAS, TEXAS 75201

## Item 2. Person Filing
Name of person filing: Doron Donat
Address of principal business office or, if none, residence:
19102 Harborbridge Lane
Lutz, FL 33558
Citizenship: U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 880,802
Percent of class: 17
Sole power to vote or to direct the vote: 880,802
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 880,802
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Doron Donat: /s/ Doron Donat, Individual (11/22/2024)